UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D

                                 (RULE 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             MID-STATE RACEWAY, INC.
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                                (Name of Issuer)

                          COMMON STOCK, $0.10 PAR VALUE
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                         (Title of Class of Securities)

                                   595492-10-9
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                                 (CUSIP Number)

                                  STEVEN COHEN
                              RACEWAY VENTURES LLC
                              5300 N.W. 12TH AVENUE
                         FORT LAUDERDALE, FLORIDA 33309
                                 (954) 772-2662
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 APRIL 10, 2004
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             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D                                                   Page 2 of 6 Pages

CUSIP NO. 595492-10-9
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         1. Names of Reporting Persons.

            Raceway Ventures LLC

            I.R.S. Identification Nos. of above persons (entities only).

            56-2445575
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         2. Check the Appropriate Box if a Member of a Group

            (a)  [  ]

            (b)  [  ]
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         3. SEC Use Only
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         4. Source of Funds

            OO
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         5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e) [  ]
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         6. Citizenship or Place of Organization

            State of Florida
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Number of       7.  Sole Voting Power
Shares              1,719,549(1)
Beneficially   -----------------------------------------------------------------
Owned by        8.  Shared Voting Power
Each                0
Reporting      -----------------------------------------------------------------
Person With     9.  Sole Dispositive Power
                    1,719,549(1)
               -----------------------------------------------------------------
                10. Shared Dispositive Power
                    0
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         11.  Aggregate Amount Beneficially Owned by Each Reporting Person
              1,719,549 (1)
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         12.  Check Box if the  Aggregate  Amount in Row (11)  Excludes
              Certain Shares [  ]
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         13.  Percent of Class Represented by Amount in Row (11): 80.2%(1)
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         14. Type of Reporting Person
             OO (limited liability company)

(1) Includes 1,250,000 shares issuable upon the exercise of warrants.

ITEM 1.  SECURITY AND ISSUER.

       This Schedule 13D relates to the common stock, par value $0.10 per share (the "Common Stock"), of Mid-State Raceway, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 14 Ruth Street, Vernon, New York 13476.

ITEM 2.  IDENTITY AND BACKGROUND.

         Raceway Ventures LLC (the "Reporting Person") is a Florida limited liability company that has its principal office at 5300 N.W. 12th Avenue, Fort Lauderdale, Florida 33309. The Reporting Person was recently formed for the purpose of acquiring an equity interest in the Issuer and to engage in the business of owning and operating horse race tracks and gaming facilities. During the last five years, the Reporting Person: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and
(ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of any such proceeding has not been, and is presently not, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or has any finding been made of any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On April 10, 2004, pursuant to a Securities Purchase Agreement (the "Purchase Agreement") dated April 10, 2004 between the Reporting Person and All Capital LLC ("All Capital"), the Reporting Person purchased (i) an aggregate of 469,549 shares of the Issuer's Common Stock (the "Purchased Shares") and (ii) warrants (the "Warrants") to purchase an aggregate of 1,250,000 shares of the Issuer's Common Stock (the "Warrant Shares" and collectively with the Purchased Shares, the "Securities") for an aggregate purchase price of $9,000,000. Such Warrants expire on August 31, 2007 and have an exercise price of $2.00 per share. Pursuant to the Purchase Agreement, the purchase price shall be paid as follows: (i) $2,000,000 in cash on April 10, 2004 (the "Closing Payment"), (ii) $3,000,000 pursuant to a promissory note dated April 10, 2004 in favor of All Capital that bears interest at the rate of 1.75% per annum and matures on the thirtieth (30th) day following the date that the State of New York authorizes the Issuer, or its successors or assigns, to operate video lottery terminals for gaming by adult members of the general public at Vernon Downs Racetrack in Vernon, New York, and (iii) $4,000,000 pursuant to a promissory note dated April 10, 2004 in favor of All Capital that bears interest at the rate of 9.0% per annum and matures on October 8, 2005 (the foregoing (ii) and (iii) are hereinafter referred to as the "All Capital Notes"). As security for the Reporting Person's payment of the All Capital Notes, the Reporting Person pledged the Securities to All Capital pursuant to a Stock Pledge and Security Agreement dated April 10, 2004 (the "Pledge Agreement"). The funds used by the Reporting Person to pay the $2,000,000 Closing Payment were borrowed from Aqua Vista, LLC, a Florida limited liability company and an affiliate of the Reporting Person, pursuant to a promissory note dated

March 25, 2004 in favor of Aqua Vista, LLC that bears interest at the rate of 7 1/2% per annum and matures on March 24, 2005.



ITEM 4.  PURPOSE OF TRANSACTION.

         The Securities held by the Reporting Person were acquired for investment purposes. Such acquisition was motivated by the Reporting Person's desire to acquire majority ownership of the issued and outstanding shares of Common Stock of the Issuer so as to benefit from an anticipated appreciation in the value of the Issuer's Common Stock. As a result of the acquisition of the Securities, the Reporting Person currently holds a majority of the issued and outstanding shares of the Issuer's Common Stock. Consequently, the Reporting Person is in a position to direct the outcome of substantially all matters subject to shareholder vote, including, without limitation, the election of directors. The Reporting Person intends to replace a majority of the Issuer's directors and elect to the Board of Directors of the Issuer one or more of the members of the Reporting Person, among other persons.

            The Reporting Person may from time to time take action to acquire additional shares of the Issuer's Common Stock or, subject to the limitations set forth in the Securities and Exchange Act of 1934, as amended (the "Act"), dispose of some or all of the Securities. Any decision by the Reporting Person to acquire or dispose of shares will depend, however, on numerous factors, including, without limitation, the price of shares of Common Stock of the Issuer, the terms and conditions relating to their purchase or sale, the prospects and profitability of the Issuer, other business and investment alternatives of the Reporting Person and general economic and market conditions. Acquisitions by the Reporting Person may include the purchase of shares in the open market, to the extent a public market for the Issuer's Common Stock then exists, as well as purchases of shares in privately negotiated transactions, through the exercise of warrants or otherwise. No acquisitions or dispositions are currently anticipated by the Reporting Person.

       Except as set forth above, the Reporting Person has no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or in dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above. The Reporting Person may formulate plans or proposals with respect to one or more of the foregoing in the future.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

       (a) As of April 10, 2004, the Reporting Person beneficially owned 1,719,549 shares of the Issuer's Common Stock, consisting of the Purchased Shares and the Warrants Shares. The Securities held by the Reporting Person represent approximately 80.2% of the issued and outstanding shares of the Issuer's Common Stock based upon 2,142,766 shares outstanding as of April 10, 2004, including for this purpose the Warrant Shares and 892,766 shares outstanding (as represented to the Reporting Person by the seller of the Securities in the Purchase Agreement).

       (b) As of April 10, 2004, the Reporting Person had the sole voting and dispositive power with respect to 1,719,549 shares of the Issuer's Common Stock, including for this purpose the Warrant Shares. The Reporting Person does not share voting or dispositive power with respect to the Issuer's Common Stock. Under the terms of the Reporting Person's limited liability company operating agreement, the voting and disposition of securities held by the Reporting Person requires the approval of a majority of the members (currently three) of the Reporting Person. For the purposes of determining beneficial ownership, the Reporting Person applies the rule commonly known as the "Rule of Three" and, thus, does not deem the members of the Reporting Person to have voting or investment control of securities held by the Reporting Person.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

       Reference is hereby made to the Pledge Agreement and the Warrants disclosed in Item 3 above.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.                DESCRIPTION
-----------                -----------

       1. Securities Purchase Agreement among the Reporting Person, Vernon, LLC and All Capital LLC, dated April 10, 2004.

       2. $3,000,000 Promissory Note by the Reporting Person in favor of All Capital LLC, dated April 10, 2004.

       3. $4,000,000 Promissory Note by the Reporting Person in favor of All Capital LLC, dated April 10, 2004.

EXHIBIT NO.                DESCRIPTION
-----------                -----------

       4. Stock Pledge and Security Agreement by and among the Reporting Person, All Capital LLC and Craig D. Burns, Esq., dated April 10, 2004.

       5. $2,000,000 Promissory Note by the Reporting Person in favor of Aqua Vista, LLC, dated April 10, 2004.

       6. Warrant No. CAP-1-A for the purchase of 50,000 shares of Common Stock of the Issuer.

       7.     Assignment of Warrant No. CAP-1-A.

       8. Warrant No. CAP-2 for the purchase of 100,000 shares of Common Stock of the Issuer.

       9.     Assignment of Warrant No. CAP-2.

       10. Warrant No. CAP-3 for the purchase of 900,000 shares of Common Stock of the Issuer.

       11.    Assignment of Warrant No. CAP-3.

       12. Warrant No. CAP-4 for the purchase of 200,000 shares of Common Stock of the Issuer.

       13.    Assignment of Warrant No. CAP-4.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2004

                                                RACEWAY VENTURES LLC

                                                By:   /S/ STEVEN F. COHEN
                                                   -----------------------------
                                                    Name:      Steven F. Cohen
                                                    Title:     Authorized Member